Mail Stop 4561

December 20, 2007

Mr. Walter J. Davis
Chairman of the Board of Directors and President
Demeter Management Corporation
General Partner of Morgan Stanley Principal Plus Fund, LP
330 Madison Avenue
8th Floor
New York, NY   10017

> **Re: Morgan Stanley Principal Plus Fund, LP**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 23, 2007**
> **File No. 000-18314**

Dear Mr. Davis:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief